Registration No. 333-264388

Filed Pursuant to Rule 433

FANG & Innovation

MICROSECTORS

Leveraged & Inverse Leveraged Exchange Traded Notes

Overview

The MicroSectors™ FANG & Innovation Exchange Traded Notes (ETNs) are linked to the performance of the Solactive FANG Innovation Index. Each ETN offers investors a return based on changes in the level of the Solactive FANG Innovation Index, compounded daily, before taking into account fees. Each ETN has a specified leverage factor that is reset daily. This fact sheet relates to two separate ETN offerings.

Ticker	Exchange Traded Note
BULZ	MicroSectors™ FANG & Innovation 3X Leveraged ETN
BERZ	MicroSectors™ FANG & Innovation -3X Inverse Leveraged ETN

Each ETN seeks a return on the underlying index ***for a single day.*** **The ETNs are not "buy and hold" investments and should not be expected to provide its respective return of the underlying index's cumulative return for periods greater than a day.**

The Solactive FANG Innovation Index

The Solactive FANG Innovation Index ("SOLFANGT") includes 15 highly liquid stocks focused on building tomorrow's technology today. These large, tech-enabled companies are all listed and domiciled in the U.S. The Index is comprised of eight core-components: Apple (AAPL), Amazon (AMZN), Meta Platforms (META), Alphabet (GOOGL), Microsoft (MSFT), Netflix (NFLX), NVIDIA (NVDA), Tesla (TSLA) and the seven top traded names across select technology related FactSet Industry classifications. The Index's underlying composition is equally weighted across all stocks. More information about the index can be found at www.Solactive.com.

ETN Details

ETN Details	BERZ	BULZ
Intraday Indicative Value	BERZIV	BULZIV
CUSIP	063679591	063679559
ISIN	US0636795918	US0636795595
Daily Investor Fee[1]	0.95% per annum, accrued on a daily basis	0.95% per annum, accrued on a daily basis
Daily Financing/Interest Rate[2]	US Federal Funds Effective Rate minus the Spread of 2% per annum, accrued on a daily basis*	Federal Reserve Bank Prime Loan Rate plus the Financing Spread of 2.25% per annum, accrued on a daily basis**
Leverage Factor	-3X	+3X
Leverage Reset Frequency	Daily	Daily
Exchange	NYSE Arca	NYSE Arca
Issuer	Bank of Montreal	Bank of Montreal
Initial Trade Date	8/17/2021	8/17/2021
Maturity Date	6/28/2041	6/28/2041

[1] The Daily Investor Fee is a per annum number that accrues on a daily basis.

[2] The Daily Financing & Interest Rates are per annum numbers that accrue on a daily basis. The Daily Financing Rate applies to BULZ, and the Daily Interest Rate applies to BERZ.

** The Spread will initially be 2%, but may be increased to up to 4% at our option.*

*** The Financing Spread will initially be 2.25%, but may be increased to up to 5% at our option.*

Index Constituents

Ticker	Name	Weight
AVGO	Broadcom Inc	6.67%
CRM	Salesforce Inc	6.67%
MSFT	Microsoft Corp	6.67%
AMZN	Amazon.com Inc	6.67%
GOOGL	Alphabet Inc	6.67%
META	Meta Platforms Inc	6.67%
NFLX	Netflix Inc	6.67%
NVDA	NVIDIA Corp	6.67%
QCOM	QUALCOMM Inc	6.67%
AAPL	Apple Inc	6.67%
AMD	Advanced Micro Devices Inc	6.67%
INTC	Intel Corp	6.67%
SQ	Block Inc	6.67%
TSLA	Tesla Inc	6.67%
ADBE	Adobe Inc	6.67%

As of 3/20/2023. Index weightings and constituents are subject to change.

Q1 2023 Daily Returns (1/3/2023 to 3/31/2023)

The following graph illustrates, for the indicated period, the daily changes in the closing level of the index, and the daily changes in the closing indicative note value of each ETN. Past performance is no indication of future results as to the index, or any ETN.


MicroSectors™ FANG & Innovation 3X Leveraged ETN
MicroSectors™ FANG & Innovation -3X Inverse Leveraged ETN
Solactive FANG Innovation Index
15%
10%
5%
0%
-5%
-10%
-15%
January 2023
February 2023
March 2023

Source: Bloomberg L.P.

The ETNs are not insured by the FDIC, and may lose value.

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The ETNs are not insured by the FDIC, and may lose value. Bank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and prospectus with the Securities and Exchange Commission (the "SEC") for each of the offerings to which this document relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplements, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal's credit risk.Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.The leveraged and leveraged inverse ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.The ETNs do not guarantee the return of your investment. If the Closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time during an Exchange Business Day (as described in the applicable pricing supplement), you will lose all of your investment in the ETNs. Even if the Index level has increased or decreased, as applicable, from the Initial Index Level, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as described in the applicable pricing supplement. Leverage increases the sensitivity of your ETNs to changes in the level of the Index.The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged as to these ETNs. Due to the effect of compounding, if the Indicative Note Value changes, any subsequent adverse change of the Index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant. The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage or exposure of the ETNs during any given Exchange Business Day may be greater than or less than the amount indicated by the name of the ETN.The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the Index constituents. The Index level used to calculate any payment on the ETNs may be different from the Index level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs, but is under no obligation to do so.Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent of the ETNs, and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.The Index has limited actual historical information. The Index Sponsor (as defined in the applicable pricing supplement) may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index. The Index lacks diversification and is vulnerable to fluctuations in the technology industry. A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of its focus industry. An Index constituent may be replaced upon the occurrence of certain events. Please see the "Risk Factors" section in the applicable pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.MicroSectors? and REX? are registered trademarks of REX Shares, LLC ("REX"). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.Solactive AG ("Solactive") is the licensor of the Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive's obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.Call Us (305) 742-0153Email Us info@rexshares.comVisit Us www.microsectors.comFANG & InnovationLeveraged & Inverse Leveraged Exchange Traded Notes